Nathaniel S. Gardiner
617.239.0293
fax 617.316.8426
ngardiner@eapdlaw.com
January 3, 2008
BY FAX: (202) 772-9217
AND EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attn:	Jim B. Rosenberg
Senior Assistant Chief Accountant

	Re:	Bentley Pharmaceuticals, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 15, 2007
Commission File No. 1-10581
Dear Mr. Rosenberg:
On behalf of Bentley Pharmaceuticals, Inc. and subsidiaries (“Bentley” or the “Company”) we submit this letter in response to the comments from the staff of the Securities and Exchange Commission (the “Staff”) in a letter dated December 7, 2007 relating to the Form 10-K of the Company for its fiscal year ended December 31, 2006 (the “Form 10-K”). Set forth below are the Staff’s comments, which are numbered to correspond with the number set forth in the Staff’s comment letter, followed in each case by the Company’s response. The factual statements and information set forth below are based entirely on information furnished to us by the Company and its representatives, which we have not independently verified. All statements of belief are the belief of the Company.
Form 10-K for the year ended December 31, 2006
Item 1. Business
Our Proprietary Drug Technologies, page 7
Nanocaplet Technology, page 9
Comment 1: We note your disclosure on page 9 where you disclose your relationship with the University of New Hampshire Nanostructured Polymers Research Center with whom you have

Jim B. Rosenberg
January 3, 2008

sponsored a four year research program to advance your nanocaplet technology. Please provide us with an analysis supporting your determination that you are not substantially dependent on any agreements you have with the University of New Hampshire and that they are not required to be filed as exhibits.
Response:
     Based on Bentley’s review of the requirements set forth in Item 601(b)(10) of Regulation S-K, the Company determined that its agreements with the University of New Hampshire (“UNH”) are not material contracts that are required to be filed as exhibits. Specifically, sponsored research agreements are contracts made in the ordinary course of biotechnology businesses such as the drug delivery segment of the Company’s business and, therefore, Item 601(b)(10)(ii)(B) requires that only those contracts upon which the registrant’s business is “substantially dependent” have to be filed as exhibits. While Bentley’s relationship with UNH has resulted in the discovery of Nanocaplet technology to which Bentley has the commercial rights, this technology is still in early stages of development. It has not yet generated any revenues for the Company from any development collaboration or otherwise, nor does it represent a material portion of the Company’s research budget. Out of the more than $8,000,000 of the Company’s expenses for drug delivery research in 2006, the Nanocaplet program represented less than $350,000, and just over $350,000 will have been spent on the program in 2007. Moreover, pending further technology development, Bentley’s relationship with UNH has not yet produced any patent, formula, trade secret or process rights upon which its business would depend to a material extent. See Item 601(b)(10)(ii)(B). Accordingly, the Company respectfully believes that any agreements it has with UNH are not yet material contracts that would be required to be filed as exhibits to the Company’s Form 10-K.
Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 65
Foreign Currency, page 65
Comment 2: Please revise to include one of the three prescribed formats of the potential impact that foreign currency may have on your operations.
Response:
Bentley proposes to add the following disclosure to the Foreign Currency section of its Quantitative and Qualitative Disclosures About Market Risk in its future Form 10-Q and 10-K filings.
     After we concluded our settlement of intellectual property litigation in 2006, we entered into forward contracts designed to reduce the effect of fluctuations in foreign currency on the

Jim B. Rosenberg
January 3, 2008

litigation settlement payments scheduled to be made annually through 2010. These contracts are subject to foreign currency risk. Additionally, we have short-term foreign currency denominated debt. We applied a sensitivity analysis to reflect the impact that a 10% hypothetical change in the foreign currency rates would have on the value of our forward contracts and foreign currency denominated debt.

	Favorable (Unfavorable)
	Assuming a	Assuming a
	10%	10%
	Increase in	Decrease in
Financial instrument:	FX Rates	FX Rates	Impact on

Forward contracts (Euro)	$000,000	$000,000	Fair value
Foreign currency denominated debt	$000,000	$000,000	Fair value
     There are many economic factors that can affect volatility in foreign exchange rates. As such factors cannot be predicted, the actual impact on earnings due to a change in the respective rates could vary substantially from the amounts calculated above.
Note 2 — Summary of Significant Accounting Policies, page F-9
Revenue Recognition, page F-12
Comment 3: Please revise to disclose the terms of the agreements including your rights and obligations associated with each agreement. Include the revenue recognition provisions for each unit of account determined under EITF 00-21.
Response:
Bentley proposes to include in its future Form 10-Q and Form 10-K filings the revised disclosure of our Revenue Recognition footnote set forth below. Bentley further proposes to reverse the order of this paragraph with the paragraph on royalties as the revenues from service, research and development, and license agreements are the least significant portion of Bentley’s revenues.
     The Company’s remaining revenue is derived from service, research and development, and licensing agreements with third parties for the license and supply of the Company’s proprietary products. These agreements generally require the Company to provide the third party with the intellectual property necessary to obtain a marketing authorization in the respective territory and to supply the product to the third party over the supply term, generally five years.

Jim B. Rosenberg
January 3, 2008

The Company accounts for the license and supply agreements as one unit of accounting using the criteria set forth in Emerging Issues Task Force (EITF) Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. Upfront, non-refundable license fees are initially deferred and recognized over the related supply term on a straight line basis. The Company has deferred the recognition of approximately $__________, and $4,797,000 of licensing revenues as of December 31, 2007 and 2006, respectively, for which the earnings process has not been completed and has recognized revenue of $__________, $515,000, and $273,000 for 2007, 2006, and 2005, respectively.
Note 14 — Business Segment Information, page F-32
Comment 4: Please revise to provide the disclosure required by paragraph 37 of FAS 131 similar to that provided in management’s discussion and analysis “Consolidated Results of Operations” on page 46.
Response:
Bentley proposes to include in its future Form 10-K filings the additional disclosure to its Business Segment Information Footnote set forth below.
     Set forth in the table below is a summary of our revenues from external customers including a breakout of our revenues for our major product lines for the years ended December 31, 2007 and 2006 (in thousands):

		% of Total		% of Total
Revenue source	2007	Revenues	2006	Revenues
Omeprazole	$000,000	0%	$19,130	18%
Simvastatin	000,000	0%	7,471	7%
Enalapril	000,000	0%	6,650	6%
Paroxetine	000,000	0%	4,494	4%
Lansoprazole	000,000	0%	3,541	3%
All other products	000,000	0%	24,449	22%
Sales to licensees and others	000,000	0%	34,855	32%

Total net product sales	000,000	0%	100,590	92%

Licensing and collaborations	000,000	0%	8,881	8%

Total Revenues	$000,000	100%	$109,471	100%

Jim B. Rosenberg
January 3, 2008

In connection with responding to the Staff’s comments, the Company acknowledges that:
(i)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you require any additional information concerning the Form 10-K, please call Matthew Benson at (617) 239-0173 or me. Thank you for your attention to this matter.
Very truly yours,
/s/ Nathaniel S. Gardiner
Nathaniel S. Gardiner

cc:	Richard P. Lindsay (Bentley Pharmaceuticals, Inc.)
Matthew J. Benson, Esq.